UAN POWER CORP.

February 22, 2022

Securities and Exchange Commission

Division of Corporate Finance

Att.: Benjamin Holt

100 F Street NE

Washington, DC. 20549

Re.:	UAN Power Corp.	File No. 000-54334
	Registration Statement on Form 10-12g	Filed November 17, 2021

Dear Mr. Holt:

We have reviewed the comments contained within your letter dated January 26, 2022, and have responded in the following format: we listed your comments first and then our responses. We have filed concurrently an amendment #2 to the Form 10 addressing the comments and are providing a marked copy showing the amendments. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements.

1.	Item 5. Directors and Executive Officers, page 27.

We note your revised disclosure in response to comment 3 and reissue the comment. Please expand upon the business experience during the past five years of Mr. Erik S. Nelson, including prior and current involvement with blank check companies. Please disclose his prior performance history with such companies, including:

•	The company's name;
•	His relationship with the company;
•	Whether the company has engaged in a business combination;
•	Whether the company registered any offerings under the Securities Act; and
•	Whether any transaction resulted in termination of his association with any blank
•	check or shell company, including the date of such transaction, the nature and dollar
•	amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Nelson, should serve as a director as required by Item 401(e).

RESPONSE: This section has been revised as requested starting on page 28.

2.	Item 6. Executive Compensation.

We reissue comment 5. We note that you removed from the summary compensation table the $500,000 in stock awards for Mr. Nelson. We note the response that such stock was purchased by Coral Investment Partners, LP and was not part of Mr. Nelson's personal compensation package. However, we note that footnote 3 to the financial statements on page F-8 states that this transaction was recorded as stock based compensation expense. If the purpose of such transaction is to furnish compensation to Mr. Nelson, through this third party, such amount should be included in the summary compensation table. See Item 402(m)(1) of Regulation S-K. Please add back to the summary compensation table or provide additional analysis as to the reason the stock award amount was removed. To the extent such amount is added back in, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

RESPONSE: We have reinserted the $500,000 in stock awards for Mr. Nelson into the compensation table. We have added the following to footnote 3 to the financial statements.

On May 7, 2021, the Company signed a subscription agreement with Coral Investment Partners (“CIP”) whereby CIP purchased 200,000 shares of preferred stock for the price of $2,000. Additionally, on the same day CIP agreed to purchase cashless 200,000,000 Class A Warrants and 200,000,000 Class B Warrants for a total price of $2,000, or $0.000005 per warrant. This transaction gave CIP control of the Company and was valued at $500,000 and recorded as stock based compensation expense during year ended June 30, 2021.

The assumptions made to estimate a value of $500,000 in stock based compensation are as follows:

•	The Preferred Shares are convertible into 1,000,000,000 shares of common stock.
•	These Preferred Shares coupled with the warrants gave CIP effective control of the Company.
•	There is no current trading market for UAN Power.
•	Valuing the shares at par value, would have yielded an unrealistically low price to value a fully reporting shell company. The important determination was to value the beneficial conversion feature of the Preferred shares.
•	Fully reporting shell companies have recently been valued at between $250,000 to $500,000. Th company believes that the most realistic metric to benchmark this transaction at.
•	To be conservative in recording expense, the Company used the higher end of the range of the shell value as an estimate of value of the stock-based transaction.

3.	Item 10. Recent Sales of Unregistered Securities, page 33.

We note your revised disclosure in response to comment 8 and reissue the comment in part. Please disclose the persons or class of persons to whom the shares were sold for each transaction, as required by Item 701 of Regulation S-K.

RESPONSE: We have revised Item No. 10 as follows:

During the period of July 1, 2018 through June 30, 2021, and through the date of this filing, we have made unregistered sales or issuances of securities as set forth below:

DATE OF	TITLE OF	NO. OF		CLASS OF
ISSUANCE	SECURITIES	SHARES	CONSIDERATION	PURCHASER
May 17, 2018(1)	Common Shares	75,000,000	$3,750	Accredited
May 17, 2018(2)	Common Shares	75,000,000	$3,750	Accredited
May 17, 2018(3)	Common Shares	50,000,000	$2,500	Accredited
August 21, 2018(4)	Common Shares	105,000	Services	Accredited
August 21, 2018	Common Shares	100,000	Services	Accredited
May 7, 2021(5)	Series A Preferred	200,000	$2,000	Accredited
May 7, 2021(5)	Class A Warrants(3)	200,000,000	$1,000	Accredited
May 7, 2021(5)	Class B Warrants(4)	200,000,000	$1,000	Accredited

(1)       Share issuance to our Chief Financial Officer, Yin-Chieh Cheng.

(2)       Share issuance to Feng-Yeh Cheng, a relative of Yin-Chieh Cheng

(3)       Share issuance to Hung-Chein Cheng, a relative of Yin-Chieh Cheng

(4)       Share issuance to Ping-Si Cheng, a relative of Yin-Chieh Cheng

(5)       Securities purchased by Coral Investment Partners, LP.

4.       Item 11. Description of Registrant’s Securities to be Registered, page 33.

We note your revised disclosure in response to comment 9 and reissue the comment in part. Please expand your disclosure to address the warrants’ redemption rights of the company.

RESPONSE: We have the disclosure as follows:

Class A Warrants

As of November 1, 2021, the Company had 200,000,000 Class A Warrants outstanding. A Cashless Exercise is available only in the event that there is not an effective registration statement covering the warrants and the shares issued upon exercise. If there is an effective registration statement, then only a cash exercise.

The warrants are subject to an exercise limitation that limits the holder from exercising a number of warrants to exceed the beneficial ownership limitation of 9.9% of the issued and outstanding shares of the Company’s common stock. The warrants are exercisable until June 29, 2026. The Class A Warrants have an exercise price of $0.0004/share. The Warrants shall be redeemable by the Company at $0.01 per share remaining subject hereto after 20 business days' written notice if the price of the Common Stock closes above $.01 for 20 consecutive trading days and provided that the Company then has in effect an effective registration statement with respect to the shares of Common Stock issuable upon exercises of the Warrant.

Class B Warrants

As of November 1, 2021, the Company had 200,000,000 Class B Warrants outstanding. A Cashless Exercise is available only in the event that there is not an effective registration statement covering the warrants and the shares issued upon exercise. If there is an effective registration statement, then only a cash exercise.

The warrants are subject to an exercise limitation that limits the holder from exercising a number of warrants to exceed the beneficial ownership limitation of 9.9% of the issued and outstanding shares of the Company’s common stock. The warrants are exercisable until June 29, 2026. The Class B Warrants have an exercise price of $0.01/share. The Warrants shall be redeemable by the Company at $0.01 per share remaining subject hereto after 20 business days' written notice if the price of the Common Stock closes above $.01 for 20 consecutive trading days and provided that the Company then has in effect an effective registration statement with respect to the shares of Common Stock issuable upon exercises of the Warrant.

Should you have any other issues or questions in regards to the responses and the amended Form 10-12G, please do not hesitate to contact my office. via. telephone # (404)-816-8240.

Sincerely,

/s/ Erik Nelson

Erik Nelson,

President